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Family-friendlyCraft BeerTakeoutCocktails
Biker Beer Brewers

Brewery

North Salt Lake, UT 84054
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INVESTMENT OPPORTUNITY
Biker Beer Brewers is seeking investment to complete buildout of beer house and tavern.
Veteran EntrepreneurFirst Location
Early Investor Bonus: The investment multiple is increased to 2 for the next $50,000 invested.
Profile
Pitch
Data
Discussion
BUSINESS OVERVIEW

Biker Beer brewers is nano brewery company that makes and sells beer. We are focusing our efforts is on your German and Belgian style beer we all love so much. We want to bring you the craftsmanship and passion of the old country Lager, Kolsch, Bock, Hefeweizen). We take traditional methods seriously, but we also have a few ideas of our own.

1. Honor, Respect, and loyalty
2. Maintain good relationships with reliable distributors.
3. Impeccably design Bier Haus (beer house)
4. Take responsibility for your actions and take ownership
THE TEAM
Gary Ludwig
Founder

Gary Ludwig: First a little bit about Gary. He's grandparents immigrated from Germany, Switzerland and Poland so when he was getting into Home brewing beer I started look in to German and Belgian style beer, and I gained a deep respect for the craftsmanship of how the Germans and Belgians make their beer.

Gary grew up in North Salt Lake Utah and served in the Navy and has been dreaming of opening a brewery ever since he started brewing in 2006, refining his recipes and making connections throughout the Cincinnati brewing scene. His day job is working as a handyman, but his passion lies in brewing.

Corey Ludwig
Master Mead
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My Story

My grandparents immigrated from Germany, Switzerland and Poland so when I was getting into Home brewing, I started look in to German and Belgian style beer, and I gained a deep respect and passion for the craftsmanship of how the Germans and Belgians brew their beer. I started home brewing beer in 2006, brewing Traditional German, and Belgium styles beer. Now I want to show the good people of Utah what I can do with my own line of beers.

The Brewery

Biker Beer brewers is nano brewery company that makes and sells beer. We are focusing our efforts is on your German and Belgian style beer we all love so much. We want to bring you the craftsmanship and passion of the old country (Lager, Kolsch, Bock, Hefeweizen). We take traditional methods seriously, but we also have a few ideas of our own.

Introduction

For those of you I haven't met yet, let me introduce us. Biker Beer Brewers is a Veterans Owned Business and owned and operated by me Gary Ludwig ("Founder and The Beer"). We will be handcrafted in smaller batches with an emphasis on experimentation and quality. Our goal is to challenge the assumptions of what beer can be while still paying homage to traditional styles.

How You Can Help

We have managed to accomplish a great deal without asking for much from our fans, but we need a final push to get our beer in your hands. If we had a nickel for everyone who has offered their help, we would have enough money to push us past our goals.

Proven Demand

We've already identified a loyal customer base by targeting three distinct customer segments.

The first is the beer connoisseur

The general bar attending crowd.

Is the college students

Competitors

Well let's not kid ourselves. There are some very good breweries in the Utah making some great beer.

Competitive Advantage

Our plan is to compliment what they are doing with traditional German, and Belgium (Lager, Kolsch, Bock, Hefeweizen) style beers and to fill this void. Wall most of the breweries are focusing on your western European styles. We plan on filling in some of the niches, with traditional recipes, and of course focusing our own guilty pleasures. We plan to have fun and experiment with our beers, we'll have several of our favorite on tap to offer to keep a well-balanced menu. Speaking of menu, we will offer our own style German comfort food! That way we'll have something for the non-beer drinkers that you might bring long.

Experienced Founders -

The founders, Gary Ludwig Has 14 Years brewing Traditional German, and Belgium styles beers

Gary Ludwig: First a little bit about Gary. He's grandparents immigrated from Germany, Switzerland and Poland so when he was getting into Home brewing beer I started look in to German and Belgian style beer, and I gained a deep respect for the craftsmanship of how the Germans and Belgians make their beer.

Pricing

1 bbl. = 31 gal. of beer

1 gal. = 128 oz.

Average beer is 16 oz.

128 oz. / 16 oz. = 8 beers per gal.

8 beers * 31Gal. = 248 beers per bbl.

248 beers * 5 bbl. = 1,240 beers a Batch

Beer loss and free beer average 48 beer per bbl.

200 beers * 1 Batch. = 1,000 Beers

9 Batch. a mouth * 1000 beers = 9,000 beer a mouth

9,000 beers * $6.00 = $54,000.00 a mouth

$6.00 per 16 oz. beer

Direct Cast

Raw materials per batch $899.00

$899.00 * 9 batches = $8,091.00 per mouth

Direct Labor Case

8 hr. per batch * $40.00 per hr. $320.00 per batch

$320.00 * 10 = $3,200.00 per mouth

Total Average cost of the beer

Raw materials $8,091.00 + labor case $3,200.00 = $11,291.00 per mouth

$54,000.00 - $11,291.00 = $42,790.00 per mouth

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Data Room
Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on December 9, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Securing Lease on Space $3,500
Space Desgin $5,500
Buid out on location $50,000
Set-Up no Brewing Equipment $25,000
Start up Operation Cost $10,000
Mainvest Compensation $6,000
Total $100,000
Summary of Terms
Legal Business Name Biker Beer Brewers

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.5×

Business's Revenue Share 5%-12.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2025

Documents

2020 Balance Sheet

Financial Forecasts

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$960,000	$1,104,000	$1,269,600	$1,904,400	$2,380,500
Cost of Goods Sold	$135,492	$155,815	$179,187	$268,780	$335,975
Gross Profit	$824,508	$948,185	$1,090,413	$1,635,620	$2,044,525

EXPENSES

Recurring Expenses	$619,000	$711,850	$818,627	$1,227,940	$1,534,925
Operating Profit	$205,508	$236,335	$271,786	$407,680	$509,600

This information is provided by Biker Beer Brewers. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

No operating history

Biker Beer Brewers was established in June 2008. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 07/18/2020, Biker Beer Brewers has no outstanding debt and a owner investment of $25,000. Biker Beer Brewers may require additional funds from alternate sources at a later date.

Financial liquidity

Biker Beer Brewers has a moderate to low liquidity position due to its low to medium cash reserves as compared to debt and other liabilities. Biker Beer Brewers expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of Biker Beer Brewers, we have had the following material changes and trends:

Increase in costs relating to Raw materials.
Purchased equipment for Repairs and Maintenance
Took out a loan for $250,000.00] to purchase equipment.
Forecasted milestones

Biker Beer Brewers forecasts the following milestones:

Secure lease in Ogden Utah by the end September, 2020.
Design of the brewery and start the build out by the end of October 2020
Finish the Build out and open doors by the end December 2020
Hire for the following positions by November, 2020: For Position: Bar Manager, Bartender, and Servers
Achieve $960,000.00 in revenue per year by end of 2021
Achieve $1,500,000.00 profit per year by end of 2022.
Risk Factors
Limited Operating History

Biker Beer Brewers is a newly established entity and has no history for prospective investors to consider.

The Company Might Need More Capital

Biker Beer Brewers might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Biker Beer Brewers is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Biker Beer Brewers financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Real Estate Risk

Biker Beer Brewers is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Biker Beer Brewers is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Biker Beer Brewers to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Biker Beer Brewers operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Biker Beer Brewers competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Biker Beer Brewers's core business or the inability to compete successfully against the with other competitors could negatively affect Biker Beer Brewers's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Biker Beer Brewers's management or vote on and/or influence any managerial decisions regarding Biker Beer Brewers. Furthermore, if the founders or other key personnel of Biker Beer Brewers were to leave Biker Beer Brewers or become unable to work, Biker Beer Brewers (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Biker Beer Brewers and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Biker Beer Brewers is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Biker Beer Brewers

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Biker Beer Brewers's financial performance or ability to continue to operate. In the event Biker Beer Brewers ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Biker Beer Brewers nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Biker Beer Brewers will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Biker Beer Brewers is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Biker Beer Brewers will carry some insurance, Biker Beer Brewers may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Biker Beer Brewers could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Biker Beer Brewers's management will coincide: you both want Biker Beer Brewers to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Biker Beer Brewers to act conservative to make sure they are best equipped to repay the Note obligations, while Biker Beer Brewers might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Biker Beer Brewers needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Biker Beer Brewers or management), which is responsible for monitoring Biker Beer Brewers's compliance with the law. Biker Beer Brewers will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Biker Beer Brewers is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Biker Beer Brewers fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Biker Beer Brewers, and the revenue of Biker Beer Brewers can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Biker Beer Brewers to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Biker Beer Brewers. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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